UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On March 8, 2023, Virax Biolabs Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Purchaser”) for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $4,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i)1,500,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”); (b) pre-funded warrants to purchase 2,343,309 Ordinary Shares (the “Pre-Funded Warrants”), (iii) series A preferred investment options to purchase up to 3,497,412 Ordinary Shares (the “Series A Preferred Investment Options”), and (iv) series B preferred investment options to purchase up to 3,843,309 Ordinary Shares (the “Series B Preferred Investment Options” collectively with the Series A Preferred Investment Options, the “Preferred Options”) at a purchase price of $1.04077 per Ordinary Share and associated Preferred Options and a purchase price of $1.04067 per Pre-Funded Warrant and associated Preferred Options (the “Offering”). In addition, the Company issued warrants to purchase up to 269,032 Ordinary Shares at $1.3010 per share to H.C. Wainwright & Co., placement agent of the Offering, or its assignee (the “Placement Agent Warrants”). The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on March 10, 2023.

The Preferred Options contain provisions permitting cashless exercise subject to certain conditions.

The Company offered Pre-Funded Warrants to the Purchaser whose purchase of Ordinary Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our Ordinary Shares immediately following the consummation of the Offering in lieu of the Ordinary Shares that would otherwise result in ownership in excess of 4.99% of the outstanding Ordinary Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants and Preferred Optionsare exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants and/or Preferred Optionswill be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Pre-Funded Warrants and/orPreferred Options, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Pre-Funded Warrant and/or Preferred Options held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Preferred Options have an exercise price of $0.80202 per ordinary share and will be exercisable immediately upon issuance for a period of five and a half years from the date of issuance.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the Securities and Exchange Commission a Registration Statement covering the resale of all of the registrable securities under the Registration Rights Agreement.

In addition, warrants to purchase up to an aggregate of 3,495,000 Ordinary Shares which were previously issued to the purchaser in a private placement consummated by the Company in November 2022 and have an exercise price of $1.73 per share were cancelled simultaneously with the closing of this Offering.

The securities sold in the Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchaser is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Ordinary Shares to be issued upon conversion of the Pre-Funded Warrants and Preferred Options have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, Registration Rights Agreement, Pre-Funded Warrants, Series A Preferred Investment Options, Series B Preferred Investment Options, and form of the Placement Agent Warrants attached hereto as Exhibits 10.1. 10.2, 10.3, 10.4, 10.5, and 10.6 respectively, each of which are incorporated herein by reference.

Other Events.

The Company issued press releases filed herewith on March 8, 2023 and March 10, 2023. The materials attached as Exhibits 99.1 and 99.2 are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated March 8, 2022.
10.2	Form of Registration Rights Agreement dted March 8, 2023.
10.3	Form of Pre-Funded Warrant.
10.4	Form of Series A Preferred Investment Options.
10.5	Form of Series B Preferred Investment Option.
10.6	Form of Placement Agent Warrants.
99.1	Press Release dated March 8, 2023.
99.2	Press release dated March 10, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	March 10, 2023	By:	/s/ James Foster
James Foster, Chief Executive Officer